PROSPECTUS

                             3D SYSTEMS CORPORATION

                        1,175,366 SHARES OF COMMON STOCK


     We issued 1,125,000 shares of our common stock in a private placement in May 2002. The parties listed in this prospectus under the caption "Selling Security Holders" may from time to time offer and sell up to 1,175,366 shares of our common stock. This includes 50,366 shares of our common stock held by a single stockholder to whom we have granted registration rights. The Selling Security Holders may offer their shares through public or private transactions, on or off the Nasdaq National Market, at prevailing market prices or at privately negotiated prices. We will not receive any of the proceeds from the sale of these shares.

     Our common stock is quoted on the Nasdaq National Market under the symbol "TDSC." On May 10, 2002, the closing sale price of a share of our common stock, as reported on the Nasdaq National Market, was $14.12.

THE SECURITIES OFFERED HEREBY ARE SPECULATIVE AND INVOLVE A HIGH DEGREE OF RISK AND SHOULD NOT BE PURCHASED BY INVESTORS WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE "RISK FACTORS" COMMENCING ON PAGE 3.

THE SECURITIES OFFERED OR SOLD UNDER THIS PROSPECTUS HAVE NOT BEEN APPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION DETERMINED THAT THIS PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                  The date of this Prospectus is June 21, 2002


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                               PROSPECTUS SUMMARY

     THIS SUMMARY HIGHLIGHTS SELECTED INFORMATION CONTAINED ELSEWHERE IN THIS PROSPECTUS. WE URGE YOU TO READ THIS ENTIRE PROSPECTUS CAREFULLY, INCLUDING THE "RISK FACTORS" SECTION.

                                   THE COMPANY

     We develop and manufacture solid imaging systems that we market to a worldwide customer base. Solid imaging systems are designed to rapidly produce three-dimensional physical objects from digital data using computer aided design and manufacturing software utilities and related computer applications. Our hardware products include SLA(R) industrial systems, ThermoJet(R) solid object printers, and SLS(R) systems. We market and distribute consumable materials used in these systems, and, in the case of the ThermoJet printers, we also produce the materials. Since 1990, we have jointly developed resins for our SLA systems with Vantico International, S.A., which we refer to in this prospectus as Vantico, and we have served as the exclusive worldwide distributor (except for Japan) of all of Vantico's stereolithography photopolymer liquid resins. Our joint development and distribution arrangements with Vantico terminated on April 22, 2002. On September 20, 2001, we acquired RPC, Ltd., which we refer to in this prospectus as RPC, a developer and manufacturer of materials for stereolithography equipment. RPC has developed 16 stereolithography materials for SLA systems to date. RPC's materials are fully compatible with our product line and provide a variety of properties, including durability, heat resistance and detailed surface finish.

     SLA systems use our proprietary stereolithography technology, a solid imaging process that uses a laser beam to expose and solidify successive layers of a photosensitive liquid until the desired object is formed to precise specifications in epoxy or acrylic resin. SLS systems use computer-generated, three-dimensional drawings to rapidly produce parts by fusing powdered materials into solid objects with a laser. ThermoJet solid object printers, which are about the size of office copiers and are designed for operation in engineering and design office environments, employ hot-melt ink jet technology to build three-dimensional models in successive layers using our proprietary thermoplastic material.

     Parts produced by our systems can be used for concept models, engineering prototypes, patterns and masters for molds, consumable tooling or short-run manufacturing of final product, among other applications. Our technologies can provide users with significant product development time-savings, cost reductions and improved quality compared to traditional modeling, tooling and pattern-making techniques. Designers, engineers, and other users of CAD/CAM utilities can incorporate our printers into office networks as a shared resource, to rapidly produce models of products under development for design concept communication and validation. In addition, objects produced by our ThermoJet printers can be used as patterns and molds and, when combined with other secondary processes, such as investment casting, can produce parts with representative end-use properties.

     We market directly and through secondary distribution channels to customers in the United States, Europe and Asia, and through distributors and sales agents in other countries. Our customers include major corporations throughout the world in a broad range of industries including manufacturers of automotive, aerospace, computer, electronic, consumer and medical products. We also sell SLA and SLS systems and ThermoJet printers to government agencies, universities and to independent service bureaus that, for a fee, provide stereolithography, laser sintering and three-dimensional printing services to their customers. We provide, either directly or through our network of authorized distributors, a variety of processing materials and on-site maintenance services for SLA and SLS systems and ThermoJet printers.

     Our principal executive offices are located at 26081 Avenue Hall, Valencia, California 91355. Our telephone number is (661) 295-5600.


                                     Page 2
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                                  RISK FACTORS

     The securities offered by this prospectus are highly speculative and involve a high degree of risk. You should not purchase these securities unless you can afford a loss of your entire investment. In addition to the other information provided in this prospectus, you should carefully consider the following risk factors before purchasing any shares of our common stock.

TERRORISM AND THE UNCERTAINTY OF WAR MAY HAVE A MATERIAL ADVERSE EFFECT ON OUR OPERATING RESULTS.

     The terrorist attacks that took place in the United States on September 11, 2001 were unprecedented events that have created many economic and political uncertainties, some of which may materially harm our business and revenues. The disruption of our business as a result of these terrorist attacks, including disruptions and deferrals of customer purchasing decisions, had an immediate adverse impact on our business. The long-term effects of the September 11, 2001 attacks on our customers, the market for our common stock, the markets for our services and the U.S. economy are uncertain. The consequences of any terrorist attacks, or any armed conflicts that may result, are unpredictable, and we may not be able to foresee events that could have an adverse effect on our markets, or our business.

OUR RESEARCH AND DISTRIBUTION AGREEMENTS WITH VANTICO TERMINATED ON APRIL 22, 2002. IF WE ARE UNABLE TO TIMELY AND COST EFFECTIVELY DEVELOP RESINS ADEQUATE FOR USE WITH OUR PRODUCTS, WE MAY LOSE CUSTOMERS AND MARKET SHARE AND OUR REVENUES AND PROFITABILITY MAY DECLINE.

     If we cannot develop sufficient quantities of resins for use in stereolithography which are commercially accepted, we may lose customers, our revenues may decline and our results of operations may be adversely affected. Our research and distribution agreements with Vantico terminated on April 22, 2002.

     Under these agreements, we had jointly developed liquid photopolymers with Vantico and served as the exclusive worldwide distributor (except in Japan) of these materials, manufactured by Vantico for use in stereolithography. Sales of these materials accounted for 15.5% and 16.7% of our total revenues for the three months ended March 29, 2002 and the year ended December 31, 2001. On September 20, 2001, we acquired RPC, an independent supplier of stereolithography resins. We may not be able to timely and cost-effectively develop adequate enhancements to the existing RPC product line, or if developed, produce sufficient quantities of RPC resins and other materials that meet the needs of our customers or otherwise develop or obtain materials adequate for use with our products that are commercially accepted. If we are able to develop or otherwise obtain commercially accepted materials, we will face significant competition for materials sales from various suppliers, including Vantico. A substantial majority of our current SLA system customer base uses Vantico resins. As a result, we may lose customers and market share, our revenues may decline and our results of operations may be materially and adversely affected.

WE DO NOT HAVE SUBSTANTIAL EXPERIENCE OPERATING A MATERIALS MANUFACTURING BUSINESS. IF WE CANNOT COST-EFFECTIVELY MANAGE THE MATERIALS BUSINESS AND THE ASSOCIATED RISKS, OUR REVENUE, MARKET SHARE AND PROFITABILITY WILL DECLINE.

     Our business strategy includes the operation and substantial expansion of the RPC materials business. If we cannot operate the RPC business effectively, or complete the expansion timely and cost-effectively, our revenue and profitability will decline and we may lose customers and market share. Our management team does not have substantial experience in the materials manufacturing business and may not be able timely to identify or anticipate all of the material risks associated with operating that business. In addition, the materials business increases some of the existing risks we face, which we explain in our discussion in this prospectus of other risks facing our business, and poses new risks to our company. For example, we must comply with all applicable environmental laws, rules and regulations associated with large scale manufacturing of resins in Switzerland. Our compliance with these laws may increase our cost of production and reduce our margins and any failure to comply with these laws may result in legal or regulatory action instituted against us, substantial monetary fines or other damages. Also, we intend to substantially increase production of the RPC product line which will require the retention and training of qualified employees and the timely implementation of a large scale manufacturing system capable of large volume resin production. We may not be able to retain a sufficient number of additional qualified employees on a timely basis, or at all. If we cannot timely and cost-effectively expand and manage the RPC business, we will lose revenue, customers and market share, and our results of operations will be materially adversely affected.


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OUR DIVESTITURE OF ASSETS UNDER THE CONSENT DECREE ISSUED BY THE U.S. DEPARTMENT
OF JUSTICE MAY NOT BE ON TERMS ADVANTAGEOUS TO US AND MAY ADVERSELY AFFECT OUR RESULTS OF OPERATIONS.

     Under a settlement agreement with the Department of Justice relating to our merger with DTM, we must license certain of our patents for use in the manufacture and sale of either stereolithography or laser sintering products, but not both, in North America. We refer to this settlement agreement as the Final Judgment. The Final Judgment requires that, by five days after we receive notice that the court has entered the Final Judgment, we must have completed the license to a company that currently manufactures either stereolithography or laser sintering machines. On February 15, 2002, we executed a license agreement and submitted it to the Department of Justice. On May 2, 2002, we received notice the court entered the Final Judgment on April 17, 2002. Under the terms of the Final Judgment, we cannot complete this license until it is approved. On May 31, 2002, we received written notice from the Department of Justice disapproving the February 15 license agreement and licensee. In June 2002, we entered into a second technology license agreement, pursuant to which the licensee would receive a license to certain of our patents and software copyrights for use solely in the field of stereolithography in North America, together with a list of our North American stereolithography customers. This second agreement is contingent on approval by the Department of Justice.

     If we cannot complete the license within the time period provided under the Final Judgment, the Department of Justice may ask the court to appoint a trustee, who will be empowered to complete the license to a purchaser acceptable to the Department of Justice, on terms then obtainable by the trustee using its reasonable efforts. Any proposed license agreement is subject to Department of Justice consent. Thus, the Department of Justice may reject the licensee or seek amendment to the terms of the proposed license agreement. Consequently, we may have to license these patents on terms we do not believe are advantageous to us, and on terms that we believe may materially and adversely affect our results of operations.

OUR SUBSTANTIAL DEBT COULD ADVERSELY AFFECT OUR FINANCIAL HEALTH AND AFFECT OUR ABILITY TO RUN OUR BUSINESS.

     We have a significant amount of debt outstanding. As of March 29, 2002, our debt was $33.6 million. You should be aware that this level of debt could have important consequences to you as a holder of shares. Below we have identified for you some of the material potential consequences resulting from this significant amount of debt.

     o We may be unable to obtain additional financing for working capital, capital expenditures, acquisitions and general corporate purposes.

     o A significant portion of our cash flow from operations must be dedicated to the repayment of indebtedness, thereby reducing the amount of cash we have available for other purposes.

     o Our ability to adapt to changing market conditions may be hampered. We may be more vulnerable in a volatile market and at a competitive disadvantage to our competitors that have less debt.

     o Our operating flexibility is more limited due to financial and other restrictive covenants, including restrictions on incurring additional debt, creating liens on our properties, making acquisitions and paying dividends.

     o We will be subject to the risks that interest rates and our interest expense will increase.

     o Our ability to plan for, or react to, changes in our business is more limited.

     Under certain circumstances, we may be able to incur additional indebtedness in the future. If we add new debt, the related risks that we now face could intensify.

WE REQUIRE A SIGNIFICANT AMOUNT OF CASH TO SERVICE OUR DEBT.

     Our substantial amount of debt requires us to dedicate a significant portion of our cash flow from operations to pay down our indebtedness, thereby reducing the funds available to us for working capital, capital expenditures and general corporate purposes. Our ability to make payments on our debt will depend on our ability to generate cash in the future. Insufficient cash flow could place us at risk of default under our debt agreements or

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could prevent us from expanding our business as planned. Our ability to generate cash is subject to general economic, financial, competitive, regulatory and other factors that are beyond our control. Our business may not generate sufficient cash flow from operations, our strategy to increase operating efficiencies may not be realized and future borrowings may not be available to use under our credit facility in an amount sufficient to enable us to fund our liquidity needs.

OUR FAILURE TO SATISFY COVENANTS IN OUR DEBT INSTRUMENTS WILL CAUSE A DEFAULT UNDER THOSE INSTRUMENTS.

     In addition to imposing restrictions on our business and operations, our debt instruments include a number of covenants relating to financial ratios and tests. The covenants include requirements that we meet certain earning levels relative to our debt. For the year ended December 31, 2001 and the quarter ended March 29, 2002, we experienced a net loss. If we continue to have losses and we achieve no further reductions in our debt level, it will have a negative impact on our ability to comply with this requirement. In addition, our ability to comply with these covenants may be affected by events beyond our control, including prevailing economic, financial and industry conditions. The breach of any of these covenants would result in a default under these instruments. An event of default would permit our lenders to declare all amounts borrowed from them to be due and payable, together with accrued and unpaid interest. Moreover, these lenders would have the option to terminate any obligation to make further extensions of credit under these instruments. If we are unable to repay debt to our senior lenders, these lenders could proceed against our assets.

THE SIGNIFICANT COMPETITION WE FACE COULD CAUSE US TO LOSE MARKET SHARE OR REDUCE PRICES.

     To compete effectively, in this dynamic and changing business area, we may be required to reduce prices for our products, increase our operating costs, or take other measures that could adversely impact our business. We compete for customers with a wide variety of producers of models, prototypes and other 3-dimensional objects, ranging from traditional model makers and subtractive-type producers, such as CNC machine makers, to a wide variety of additive solid imaging system manufacturers as well as service bureaus that provide any or all of these types of technology. Consequently, we are subject to the effects of technological change, innovation, and new product introductions. Some of our existing and potential competitors are researching, designing, developing and marketing other types of equipment, materials and services. In addition, we face substantial competition for stereolithography materials as a result of the termination of our distribution agreement with Vantico on April 22, 2002. Many of these competitors have financial, marketing, manufacturing, distribution and other resources substantially greater than ours. In many cases, the existence of these competitors extends the purchase decision time as customers investigate the alternative products and solutions. Also, these competitors have marketed these products successfully to our existing and potential customers.

     We expect further competition will arise from the technology license agreement to be entered into pursuant to the Final Judgment issued by the U.S. Department of Justice. Under the terms of the Final Judgment, we are required to license our existing patents with respect to either our stereolithography or laser sintering technology to a viable and ongoing commercial enterprise capable of competing effectively in the applicable market. The licensee may introduce its existing product line into the United States, and may enhance this product line or develop new products, in either case, under the license of our existing patents. As a consequence of our license of these patents, we may lose market share and/or be required to reduce prices or take other measures that could adversely affect our results of operations in an effort to remain competitive.

     We also expect future competition may arise from the termination of our distribution agreement with Vantico, the development of allied or related techniques, both additive and subtractive, that are not encompassed by our patents, the issuance of patents to other companies that inhibit our ability to develop certain products, and the improvement to existing technologies. We have determined to follow a strategy of continuing product development and aggressive patent prosecution to protect our position to the extent practicable. We cannot assure you that we will be able to maintain our current position in the field or continue to compete successfully against current and future sources of competition.

WE, AS SUCCESSOR TO DTM, CURRENTLY ARE INVOLVED IN INTELLECTUAL PROPERTY LITIGATION, THE OUTCOME OF WHICH COULD MATERIALLY AND ADVERSELY AFFECT US.

     On August 24, 2001, we completed our acquisition of DTM. As the successor to DTM, we face direct competition for selective laser sintering equipment and materials outside the United States from EOS GmbH of

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Planegg, Germany, which we refer to as EOS. Prior to our acquisition, DTM had been involved in significant litigation with EOS in France, Germany, Italy, Japan and the United States with regard to its proprietary rights to selective laser sintering technology. EOS also has challenged the validity of patents related to laser sintering in the European Patent Office and the Japanese Patent Office. In addition, EOS filed a patent infringement suit against DTM in federal court in California alleging that DTM infringed certain U.S. patents that we license to EOS.

     We cannot assure you that we will successfully defend against the claims of invalidity and infringement. Our inability to resolve the claims or to prevail in any related litigation could result in a finding of infringement of our licensed patents. Additionally, one EOS patent is asserted which, if found valid and infringed, could preclude the continued development and sale of certain of our laser sintering products that incorporate the intellectual property that is the subject of the patent. In addition, we may become obligated to pay substantial monetary damages for past infringement. Regardless of the outcome of these actions we will continue to incur significant related expenses and costs that could have a material adverse effect on our business and operations. Furthermore, these actions could involve a substantial diversion of the time of some members of management. The failure to preserve our laser sintering intellectual property rights and the costs associated with these actions could have a material adverse effect on our results of operations, liquidity and financial condition and could cause significant fluctuations in operating results from quarter to quarter.

THE MIX OF PRODUCTS WE SELL AFFECTS OUR OVERALL PROFIT MARGINS.

     We continuously expand our product offerings, including our materials, and work to increase the number of geographic markets in which we operate and the distribution channels we use in order to reach our various target markets and customers. This variety of products, markets and channels results in a range of gross margins and operating income which can cause substantial quarterly fluctuations depending on the mix of product shipments from quarter to quarter. We may experience significant quarterly fluctuations in gross margins or net income due to the impact of the mix of products, channels, or geographic markets utilized from period to period. More recently, our mix of products sold has reflected increased sales of our lower end systems which have reduced gross margins as compared to the high end SLA systems. If this trend continues over time, we may experience lower average gross margins and returns.

OUR OPERATING RESULTS VARY FROM QUARTER TO QUARTER, WHICH COULD IMPACT OUR STOCK PRICE.

     Our operating results fluctuate from quarter to quarter and may continue to fluctuate in the future. In some quarters it is possible that results could be below expectations of analysts and investors. If so, the price of our common stock may decline.

     Many factors, some of which are beyond our control, may cause these fluctuations in operating results. These factors include:

     o    Acceptance and reliability of new products in the market,

     o    Size and timing of product shipments,

     o Currency and economic fluctuations in foreign markets and other factors affecting international sales,

     o    Price competition,

     o    Delays in the introduction of new products,

     o    General worldwide economic conditions,

     o    Changes in the mix of products and services sold,

     o    Impact of ongoing litigation, and

     o    Impact of changing technologies.

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     In addition, certain of our components require an order lead time of three months or longer. Other components that currently are readily available may become more difficult to obtain in the future. We may experience delays in the receipt of some key components. To meet forecasted production levels, we may be required to commit to long lead time items prior to receiving orders for our products. If our forecasts exceed actual orders, we may hold large inventories of slow moving or unusable parts, which could have an adverse effect on our cash flows, profitability and results of operations.

WE DEPEND ON A SINGLE OR LIMITED NUMBER OF SUPPLIERS FOR SPECIFIED COMPONENTS. IF THESE RELATIONSHIPS TERMINATE, OUR BUSINESS MAY BE DISRUPTED WHILE WE LOCATE AN ALTERNATIVE SUPPLIER.

     We subcontract for manufacture of material laser sintering components, powdered sintering materials and accessories from a single-source third-party supplier. There are several potential suppliers of the material components, parts and subassemblies for our stereolithography products. However, we currently use only one or a limited number of suppliers for several of the critical components, parts and subassemblies, including our lasers, materials and certain ink jet components. Our reliance on a single or limited number of vendors involves many risks including:

     o    Shortages of some key components,

     o    Product performance shortfalls, and

     o Reduced control over delivery schedules, manufacturing capabilities, quality and costs.

     If any of our suppliers suffers business disruptions, financial difficulties, or if there is any significant change in the condition of our relationship with the supplier, our costs of goods sold may increase or we may be unable to obtain these key components for our products. In either event, our revenues, results of operations, liquidity and financial condition would be adversely affected. While we believe we can obtain most of the components necessary for our products from other manufacturers, any unanticipated change in the source of our supplies, or unanticipated supply limitations, could adversely affect our ability to meet our product orders.

IF WE DO NOT KEEP PACE WITH TECHNOLOGICAL CHANGE AND INTRODUCE NEW PRODUCTS, WE MAY LOSE REVENUE AND MARKET SHARE.

     To remain competitive, we must continue to enhance and improve the functionality and features of our products, services and technologies. We are affected by rapid technological change, changes in user and customer requirements and preferences, frequent new product and service introductions embodying new technologies and the emergence of new standards and practices. These developments could render our existing products and proprietary technology and systems obsolete. Our success will depend, in part, on our ability to:

     o    Obtain leading technologies useful in our business,

     o    Enhance our existing products,

     o Develop new products and technology that address the increasingly sophisticated and varied needs of prospective customers, particularly in the area of material functionality,

     o Respond to technological advances and emerging industry standards and practices on a cost-effective and timely basis, and

     o    Retain key technology employees.

     Also, new technologies or materials that render our existing products and services obsolete may be developed. We believe that our future success will depend on our ability to deliver products that meet changing technology and customer needs. We expect that our merger with DTM and our acquisitions of RPC and OptoForm SARL will allow us to expand our product offerings and increase capabilities to expand into advanced digital manufacturing and rapid tooling. We cannot assure you, however, that we will develop the OptoForm technology on a cost-effective basis or at all, or if developed, that it will lead to commercially viable products. In addition, we

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cannot assure you that the acquisition of DTM or RPC will enable us to further expand into advanced digital manufacturing and rapid tooling.

OUR NEW PRODUCTS MAY REQUIRE REFINEMENT FOLLOWING INTRODUCTION AND MAY NOT BE COMMERCIALLY ACCEPTED.

     In July 2001 our newest SLA and SLS systems were introduced. Although these products undergo thorough quality assurance testing, we have encountered problems in connection with prior new product introductions, and we cannot assure you that we will be able to fix any new problems that arise in a timely manner, or at all. Also, we cannot assure you that any new products we develop will be commercially accepted. If there are material problems with our new products, or if the marketplace does not accept these products, our revenues and profitability may decline and we may lose market share.

WE FACE RISKS ASSOCIATED WITH CONDUCTING BUSINESS INTERNATIONALLY AND IF WE DO NOT MANAGE THESE RISKS, OUR RESULTS OF OPERATIONS MAY SUFFER.

     A material portion of our sales is to customers in foreign countries. There are many risks inherent in our international business activities that, unless managed properly, may adversely affect our profitability. Our foreign operations could be adversely affected by:

     o    Unexpected changes in regulatory requirements,

     o    Export controls, tariffs and other barriers,

     o    Social and political risks,

     o    Fluctuations in currency exchange rates,

     o Seasonal reductions in business activity in certain parts of the world, particularly during the summer months in Europe,

     o    Reduced protection for intellectual property rights in some countries,

     o    Difficulties in staffing and managing foreign operations,

     o    Taxation, and

     o Other factors, depending on the country in which an opportunity arises.

     In order to manage our exposure to risks associated with fluctuations in foreign currency exchange rates, we have entered into hedging transactions. These hedging transactions include purchases of options or forward contracts to minimize the risk associated with cash payments from foreign subsidiaries to 3D Systems, Inc. However, we cannot assure you that our hedging transactions will provide us adequate protection in our foreign operations, and consequently our overall revenues and results of operations may be adversely affected.

WE HAVE INCURRED AND MAY CONTINUE TO INCUR SUBSTANTIAL EXPENSE PROTECTING OUR PATENTS AND PROPRIETARY RIGHTS, WHICH WE BELIEVE ARE CRITICAL TO OUR BUSINESS.

     We regard our copyrights, service marks, trademarks, trade secrets, patents and similar intellectual property as critical to our business. Third parties may infringe or misappropriate our proprietary rights, and we intend to pursue enforcement and defense of our patents and other proprietary rights. We have incurred, and may continue to incur, significant expenses in preserving our proprietary rights, and these costs could have a material adverse effect on our results of operations, liquidity and financial condition and could cause significant fluctuations in our operating results from quarter to quarter.

     As of December 31, 2001, we held 301 patents, which include 143 in the United States, 101 in Europe, 13 in Japan, and 44 in other foreign jurisdictions. At that date, we had 33 pending patent applications with the United States, 75 in the Pacific Rim, 43 in Europe, 7 in Canada and 1 in Latin America. As we discover new developments

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and components to our technology, we intend to apply for additional patents.
Effective trademark, service mark, copyright, patent and trade secret protection may not be available in every country in which our products and services are made available. We cannot assure you that the pending patent applications will be granted or that we have taken adequate steps to protect our proprietary rights, especially in countries where the laws may not protect our rights as fully as in the United States. We currently are involved in several patent infringement actions. In addition, our competitors may independently develop or initiate technologies that are substantially similar or superior to ours. We cannot be certain that we will be able to maintain a meaningful technological advantage over our competitors.

WE MAY BE SUBJECT TO PRODUCT LIABILITY CLAIMS.

     Products as complex as those we offer may contain undetected defects or errors when first introduced or as enhancements are released that, despite our testing, are not discovered until after the product has been installed and used by customers, which could result in delayed market acceptance of the product or damage to our reputation and business. We attempt to include provisions in our agreements with customers that are designed to limit our exposure to potential liability for damages arising from defects or errors in our products. However, the nature and extent of these limitations vary from customer to customer, and it is possible that these limitations may not be effective as a result of unfavorable judicial decisions or laws enacted in the future. The sale and support of our products entails the risk of product liability claims. Any product liability claim brought against us, regardless of its merit, could result in material expense to us, diversion of management time and attention, and damage to our business reputation and ability to retain existing customers or attract new customers.

OUR STOCK PRICE IS VOLATILE.

     Our future earnings and stock price may be subject to significant volatility, particularly on a quarterly basis. Shortfalls in our revenues or earnings in any given period relative to the levels expected by securities analysts could immediately, significantly and adversely affect the trading price of our common stock.

     Historically, our stock price has been volatile. The prices of the common stock have ranged from $9.16 to $18.52 during the 52-week period ended May 10, 2002.

     Factors that may have a significant impact on the market price of our common stock include:

     o Future announcements concerning our developments or those of our competitors, including the receipt of substantial orders for products,

     o    Quality deficiencies in services or products,

     o    Results of technological innovations,

     o    New commercial products,

     o    Changes in recommendations of securities analysts,

     o    Proprietary rights or product, patent or other litigation, and

     o    Sales or purchases of substantial blocks of stock.

THE LOSS OF MEMBERS OF THE MANAGEMENT TEAM PROVIDED BY REGENT PACIFIC MANAGEMENT CORPORATION FOR OUR EXECUTIVE MANAGEMENT MAY DISRUPT OUR BUSINESS.

     We depend on the management and leadership of a team provided to us by Regent Pacific Management Corporation. The loss of any member of this team could materially adversely affect our business. The management services provided under our agreement with Regent Pacific include the services of Brian K. Service as President and Chief Executive Officer and other executives. Our agreement with Regent Pacific expires on September 9, 2002. If the agreement with Regent Pacific were canceled, the loss of the Regent Pacific personnel could have a material adverse effect on our operations, especially during any transition phase to new management. Similarly, if any adverse change in our relationship with Regent Pacific occurs, it could hinder management's ability to direct our business and materially and adversely affect our results of operations and financial condition.

TAKEOVER AND DEFENSE PROVISIONS MAY ADVERSELY AFFECT THE MARKET PRICE OF OUR COMMON STOCK.

     Various provisions of our corporate governance documents and of Delaware law, together with our shareholders rights plan, may inhibit changes in control not approved by our Board of Directors and may have the effect of depriving you of an opportunity to receive a premium over the prevailing market price of our common stock in the event of an attempted hostile takeover.

     The Board is authorized to issue up to five million shares of preferred stock. The Board also is authorized to determine the price, rights, preferences and privileges of those shares without any further vote or action by the stockholders. The rights of the holders of any preferred stock may adversely affect the rights of holders of common stock. Our ability to issue preferred stock gives us flexibility concerning possible acquisitions and financing, but it could make it more difficult for a third party to acquire a majority of our outstanding voting stock. In addition, any preferred stock to be issued may have other rights, including economic rights, senior to the common stock, which could have a material adverse effect on the market value of the common stock. In addition, provisions of our Certificate of Incorporation and Bylaws could have the effect of discouraging potential takeover attempts or making it more difficult for stockholders to change management.

     We are subject to Delaware laws that could have the effect of delaying, deterring or preventing a change in control of our company. One of these laws prohibits us from engaging in a business combination with any interested stockholder for a period of three years from the date that the person became an interested stockholder, unless certain conditions are met.

     In addition, we have adopted a Shareholders Rights Plan. Under the Shareholders Rights Plan, we distributed a dividend of one right for each outstanding share of our common stock. These rights will cause substantial dilution to the ownership of a person or group that attempts to acquire us on terms not approved by our Board of Directors and may have the effect of deterring hostile takeover attempts.

THE NUMBER OF SHARES OF COMMON STOCK ISSUABLE UPON CONVERSION OF OUR CONVERTIBLE DEBENTURES COULD DILUTE YOUR OWNERSHIP AND NEGATIVELY IMPACT THE MARKET PRICE FOR OUR COMMON STOCK.

     In December 2001, we issued $10 million aggregate principal amount of 7% convertible subordinated debentures. These debentures are convertible into common stock at the holders' option at a conversion price of $12.00 per share. If the holders elect to convert all $10 million principal amount of these debentures, we would be obligated to issue 833,333 shares of our common stock. To the extent that all of the debentures are converted, a significantly greater number of shares of our common stock will be outstanding and the interests of our existing stockholders may be diluted. Moreover, future sales of substantial amounts of our stock in the public market, or the perception that these sales could occur, could adversely affect the market price of our common stock.

                                 USE OF PROCEEDS

     We will not receive any proceeds from the sale of the Selling Security Holders' shares in this offering. All proceeds from the sale of these shares will be for the accounts of the Selling Security Holders described below.

                            SELLING SECURITY HOLDERS

     The following table sets forth the names of the Selling Security Holders and the maximum number of shares of our common stock that may be offered for the accounts of the Selling Security Holders under this prospectus.

                                        Number of                     Number of     Percentage of
                                        Shares of      Common         Shares of      Outstanding
                                      Common Stock      Stock       Common Stock    Common Stock
                                       Owned Prior     Offered       Owned After     Owned After
Name of Selling Security Holders       to Offering     Hereby       Offering (1)      Offering
--------------------------------      -------------   ----------    ------------    -------------
Edward M. Giles IRA                        40,000        40,000           0               0
Isles Capital                               5,000         5,000           0               0
John D. Hogan IRA                           5,000         5,000           0               0
Avanti Partners III, L.P.                  52,500        43,000         9,500             *
T. Rowe Price Small-Cap Value
  Fund, Inc. (2)                        1,032,000     1,032,000           0               0
Vantico Inc.                               50,366        50,366           0               0

TOTAL                                   1,184,866     1,175,366         9,500             *
---------------------

(1) Assumes the sale of all shares of the Selling Security Holder being offered. Because the Selling Security Holders may offer all, some, or none of their respective shares of common stock, no definitive estimate as to the number of shares thereof that will be held by the Selling Security Holders after the offering can be provided.

(2) T. Rowe Price Associates, Inc., as investment adviser to T. Rowe Price Small-Cap Value Fund, Inc., may be deemed to be the beneficial owner of these shares with the power to vote and /or dispose of these shares. T. Rowe Price Associates, Inc. disclaims such beneficial ownership.

*   less than 1%

     The term "Selling Security Holders" includes the holders listed in any supplement to this prospectus and any beneficial owners of the common stock and their transferees, pledgees, donees, or other successors. Any supplement will contain information about the Selling Security Holders and the number of shares of common stock beneficially owned by the Selling Security Holders that may be offered pursuant to this prospectus. We will obtain that information from the Selling Security Holders.

     Under the Securities Exchange Act of 1934, which we will refer to in this prospectus as the Exchange Act, and its rules and regulations, any person distributing the common stock offered by this prospectus may not simultaneously engage in market making activities with respect to our common stock during the applicable "cooling off" periods prior to beginning the distribution. In addition, the Selling Security Holders will need to comply with applicable provisions of the Exchange Act and its rules and regulations including, without limitation, Regulation M, which may limit the timing of purchases and sales of shares of common stock by the Selling Security Holders. Regulation M contains limitations and prohibitions intended to prevent issuers, selling security holders, and other participants in a distribution of securities from conditioning the market through manipulative or deceptive devices to facilitate the distribution.

     We will bear all costs, expenses, and fees in connection with the registration of the Selling Security Holders' shares. All brokerage commissions, if any, attributable to the sale of the Selling Security Holders' shares will be borne by them.

                              PLAN OF DISTRIBUTION

     We are registering 1,175,366 shares of our common stock on behalf of the Selling Security Holders.

     The Selling Security Holders have advised us that the sale or distribution of the common stock may be effected directly to purchasers or through one or more underwriters, brokers, dealers or agents from time to time in one or more types of transactions (which may involve crosses or block transactions). The Selling Security Holders may sell the securities by one or more of the following methods, without limitation:

     o    on the Nasdaq National Market or on another exchange,

     o    in negotiated transactions,

     o    through put or call options transactions relating to the shares,

     o an exchange distribution in accordance with the rules of the applicable exchange,

     o a combination of these methods of sale, at market prices prevailing at the time of sale, or at negotiated prices, or

     o    any other method permitted pursuant to applicable law.

     These transactions may or may not involve brokers or dealers. The Selling Security Holders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their securities, nor is there an underwriter or coordinated broker acting in connection with the proposed sale of shares by the Selling Security Holders.

     The Selling Security Holders may enter into hedging transactions with broker-dealers or other financial institutions. In connection with these transactions, broker-dealers or other financial institutions may engage in short sales of the shares or of securities convertible into or exchangeable for the shares in the course of hedging positions they assume with Selling Security Holders. The Selling Security Holders may also enter into options or other transactions with broker-dealers or other financial institutions which require the delivery to those broker-dealers or other financial institutions of shares offered by this prospectus, which shares the broker-dealer or other financial institution may resell pursuant to this prospectus (as amended or supplemented to reflect such transaction).

     The Selling Security Holders may make these transactions by selling shares directly to purchasers or to or through broker-dealers, which may act as agents or principals. The broker-dealers may receive compensation in the form of discounts, concessions or commissions from Selling Security Holders and/or the purchasers of shares for whom the broker-dealers may act as agents or to whom they sell as principal, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions).

     From time to time, one or more of the Selling Security Holders may pledge, hypothecate or grant a security interest in some or all of the securities owned by them. The pledgees, secured parties or person to whom the securities have been hypothecated will, upon foreclosure in the event of default, be deemed to be Selling Security Holders. The number of a Selling Security Holder's securities offered under this prospectus will decrease as and when it takes such actions. The plan of distribution for that Selling Security Holder will otherwise remain unchanged.

     The Selling Security Holders and any broker-dealers that act in connection with the sale of shares may be deemed "underwriters" within the meaning of
Section 2(11) of the Securities Act, and any commissions received by those broker-dealers or any profit on the resale of the shares sold by them while acting as principals might be deemed to be underwriting discounts or commissions under the Securities Act. The Selling Security Holders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares against specified liabilities, including liabilities arising under the Securities Act.

     Because Selling Security Holders may be deemed "underwriters" within the meaning of Section 2(11) of the Securities Act, the Selling Security Holders may be subject to the prospectus delivery requirements of the

Securities Act. We have informed the Selling Security Holders that the anti-manipulative provisions of Regulation M promulgated under the Exchange Act may apply to their sales in the market.

     Selling Security Holders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided they meet the criteria and conform to the requirements of Rule 144.

     Upon notification to us by a Selling Security Holder that any material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the Securities Act, disclosing:

     o the name of each such Selling Security Holder and of the participating broker-dealer(s),

     o    the number of shares involved,

     o    the initial price at which such shares were sold,

     o the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable,

     o that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, and

     o    other facts material to the transactions.

              DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION
                         FOR SECURITIES ACT LIABILITIES

     Our bylaws provide that we will indemnify our directors and executive officers and any of our other officers, employees and agents to the fullest extent permitted by Delaware law. Our bylaws also empower us to enter into indemnification agreements with any of these persons and to purchase insurance on behalf of any person whom we are required or permitted to indemnify.

     Our certificate of incorporation provides that, pursuant to Delaware law, our directors shall not be liable for monetary damages for breach of the director's fiduciary duty of care to us and to our stockholders. This provision does not eliminate the duty of care and, in appropriate circumstances, equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware law. Each director continues to be subject to liability for breach of the director's duty of loyalty, for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, for actions leading to improper personal benefit to the director, and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware law. The provision also does not affect a director's responsibilities under any other law, such as the federal securities laws.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933, which we refer to in this prospectus as the Securities Act, may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission, which we refer to in this prospectus as the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

                       WHERE YOU CAN FIND MORE INFORMATION

     We have filed with the SEC a Registration Statement on Form S-3 with respect to this offering of our common stock. This prospectus only constitutes part of the Registration Statement and does not contain all of the information set forth in the Registration Statement, its exhibits, and its schedules.

     We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for additional information on the public reference rooms. Our common stock is listed for quotation on The Nasdaq National Market. Our periodic reports, proxy statements and other information can be inspected at the offices of The Nasdaq Stock Market at 1735 K Street, NW, Washington, DC, 20006.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The SEC allows us to "incorporate by reference" the information we file with them. This prospectus incorporates important business and financial information about us, which is not included in or delivered with this prospectus. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information.

     We incorporate by reference:

     (1) Our Annual Report on Form 10-K for the fiscal year ended December 31, 2001;

     (2) Our Quarterly Report on Form 10-Q for the three-months ended March 29, 2002;

     (3)  Our Current Reports on Form 8-K filed on March 21 and April 2, 2002;

     (4)  Our Definitive Proxy Statement filed on March 28, 2002;

     (5) The description of our common stock contained in our Registration Statement on Form 8-B filed on August 16, 1993; and

     (6) Future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act until all of the shares offered by the Selling Security Holders have been sold.

You may obtain a copy of these filings without charge by writing or calling us at:

     3D Systems Corporation
     26081 Avenue Hall, Valencia, CA 91355
     Attention: General Counsel
     (661) 295-5600

     You should rely only on the information incorporated by reference or provided in this Prospectus. We have not authorized anyone else to provide you with different information. We are not making an offer to sell these securities or soliciting an offer to buy these securities in any state where the offer or sale is not permitted. You should not assume that the information in this prospectus or the documents we have incorporated by reference is accurate as of any date other than the date on the front of those documents.

                                  LEGAL MATTERS

     The validity of the securities offered hereby will be passed upon for us by Akin, Gump, Strauss, Hauer & Feld, L.L.P.

                                     EXPERTS

     The financial statements of 3D Systems Corporation for the year ended December 31, 1999, incorporated in this Prospectus by reference to our Annual Report on Form 10-K for the year ended December 31, 2001 have been so incorporated in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in accounting and auditing. The financial statements and the related financial statement schedule as of December 31, 2001 and 2000, and for each of the years then ended, incorporated in this prospectus by reference from the Company's Annual Report on Form 10-K for the year ended December 31, 2001 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing. The financial statements and financial statement schedule of DTM Corporation as of December 31, 2000 and 1999, and for the years ended December 31, 2000, 1999, and 1998 incorporated by reference from our Form 8-K/A filed on November 5, 2001, have been audited by Ernst & Young

LLP, independent accountants, as stated in their reports, and have been so incorporated by reference in reliance upon reports such firm given upon their authority as experts in accounting and auditing.

--------------------------------------------------------------------------------

    YOU MAY RELY ONLY ON THE INFORMATION
CONTAINED IN THIS PROSPECTUS. WE HAVE NOT
AUTHORIZED ANYONE TO PROVIDE INFORMATION
DIFFERENT FROM THAT CONTAINED IN THIS
PROSPECTUS. NEITHER THE DELIVERY OF THIS               1,175,363 SHARES
PROSPECTUS NOR SALE OF COMMON STOCK
MEANS THAT INFORMATION CONTAINED IN THIS            3D SYSTEMS CORPORATION
PROSPECTUS IS CORRECT AFTER THE DATE OF
THIS PROSPECTUS. THIS PROSPECTUS IS NOT                  COMMON STOCK
AN OFFER TO SELL OR SOLICITATION OF AN
OFFER TO BUY THESE SHARES OF COMMON
STOCK IN ANY CIRCUMSTANCES UNDER WHICH
THE OFFER OR SOLICITATION IS UNLAWFUL.

         TABLE OF CONTENTS

                                      PAGE

Prospectus Summary.......................2
The Company..............................2
Risk Factors.............................3
Use of Proceeds.........................10
Selling Security Holders................11
Plan of Distribution....................12
Disclosure of Commission Position                         PROSPECTUS
  On Indemnification ...................13
Where You Can Find Additional                            JUNE 21, 2002
  Information...........................13
Incorporation by Reference..............14
Legal Matters...........................14
Experts.................................14



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